J E N S E N L U N N Y M A C I N N E S
Law Corporation

Via EDGAR

November 18, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
U.S.A., 20549

Attention:	Mr. Kevin Stertzel, Division of Corporation Finance

Dear Mr. Stertzel:

Re:	Uranium 308 Corp. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Filed August 14, 2009
File No. 0-52476

We are counsel for the above-referenced Company and advise that the Company has now amended its Annual Report on Form 10-K (the “Annual Report”) for the fiscal year ended December 31, 2008, as well as the Quarterly Report on Form 10-Q (the “Quarterly Report”) for the fiscal quarter ended June 30, 2009, in accordance with the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in the SEC’s comment letter, dated September 22, 2009, and received on October 9, 2009 (the “SEC Letter”).

On behalf of the Company we confirm that we enclose a copy of the black-lined and comparative copy of amendment number 1 to the Annual Report and the Quarterly Report of the Company which indicates each of the revisions which have been made to the enclosed Annual Report and Quarterly Report since the Company’s original filing of the Form 10-K on April 15, 2009 and 10-Q on August 14, 2009.

The following responses address the comments in the SEC Letter, by way of reference to the numbered SEC comments and indication of associated page numbers within the enclosed Annual Report and Quarterly Report.  We confirm that the page numbers referenced in this response letter relate to the information set forth in the hard copy version of the enclosed black-lined Annual Report and Quarterly Report, as delivered by courtesy copy, and may not directly correspond to the unmarked or Edgar versions thereof.

PO BOX 12077, Suite 2550, 555 West Hastings Street, Harbour Centre Tower
Vancouver, B.C. Canada, V6B 4N5; Telephone: (604) 684-2550, Fax: (604) 684-0916

An Association of Law Corporations

Securities and Exchange Commission
November 18, 2009

Form 10-K for Fiscal Year Ended December 31, 2008

Corporate Development and Current Business, page 1

1.
The Staff comments have been noted and we confirm that the Company has expanded its disclosure on page 2 to clearly indicate the extent to which the Company has complied with the obligations under the Asset Purchase Agreement with Success Start Energy Investment Co. and also to disclose the Company’s remaining obligations under this agreement.

2.
The Staff comments have been noted and we confirm that the Company has provided additional disclosure on page 2 of the likely effects of not complying with the Asset Purchase Agreement should such agreement be cancelled.

Legal Proceedings, page 19

3.
The Staff comments have been noted and we confirm that the Company has revised its disclosure about the matters described under Legal Proceedings on page 25 to comply with Part 1, Item 3 of Form 10-K and Item 103 of Regulation S-K.  In addition, the Company has described the nature of the legal claims made and relief sought against the Company and has included a statement to the effect that the amount of damages sought has not been specified.

Proceedings Involving Lin Dong Hong, page 20

4.
The Staff comments have been noted and we confirm that the Company has disclosed on page 25 that fifteen million shares were issued to Lin Dong Hong representing part of the consideration in the share purchase agreement with Tooroibandi.  In addition, this issuance is grouped together with the additional five million shares that were issued to the shareholders of Mongolia Energy Limited under the share purchase agreement between the Company and Mongolia Energy Limited during the fiscal year ended December 31, 2007 under the line item titled “common stock issued for mineral exploration licenses” on the Company’s Consolidated Statements of Stockholder’s Equity.

Financial Statements

Consolidated Balance Sheets, F-3

5.
The Staff comments have been noted and we confirm that the financial statement caption in the consolidated balance sheets as of December 31, 2008, and 2007, has been expanded to “Contract payable – Mineral properties contract.”  In addition, Note 6, third paragraph, has been expanded to include: “On January 22, 2008, Uranium 308 issued 5,000,000 shares of common stock to Success Start Energy Investment Co. (“Success Start”), a Hong Kong Corporation, in accordance with the Asset Purchase Agreement, entered into on January 15, 2008, between Uranium 308, Success Start, and Uranium 308’s subsidiary, Tooroibandi Limited.  Further, during 2008, the Company paid $1,450,000 to Success Start in accordance with the terms and conditions of the Asset Purchase Agreement.  The cash and stock value of the Share Purchase Agreement were $8,000,000, and $15,300,000, respectively, (for a total of $23,300,000) and were attributable to the acquisition of the mineral property licenses described above.  As of December 31, 2008, the Company owed $14,200,000 (consisting of $7,650,000 as the value related to 5,000,000 shares of common stock remaining to be issued, and $6,550,000 in cash due) to Success Start in connection with the Asset Purchase Agreement.”

Securities and Exchange Commission
November 18, 2009

Consolidated Statements of Cash Flows, page F-6

6.
The Staff comments have been noted and we confirm that in the Statement of Cash Flows for the period ended December 31, 2008, the line item “Contract payable” in the section on Operating Activities has been removed as it does not pertain to operations; the caption “Acquisition of mineral licenses” in the section on Investing Activities has been reduced to $(1,450,000) to reflect the actual cash paid by the Company of the $8,000,000 in cash payments owed.

Note 6 – Common Stock, page F-15

7.
The Staff comments have been noted and we confirm that the Company has reviewed the transaction and determined that the value of the 12,000,000 shares issued to acquire the 10 percent interest in the affiliated company was undervalued by $14,384,928.  As such, the consolidated financial statements as of December 31, 2008, have been restated to include the correction of the error.  The impact of the correction of the error increased the line item “Investment in affiliated company – 10 percent interest” in the consolidated balance sheet as of December 31, 2008, by 14,384,928 to $14,400,000, with a corresponding increase in additional paid-in capital for the same period.  The Statements of Stockholders Equity and Cash Flows were also corrected.  Note 3 was added to the Notes to Consolidated Financial Statements discussing the error and its correction.  No impact was noted on the net (loss) or comprehensive (loss) for the period ended December 31, 2008.  Our auditors have also included an explanatory paragraph in their report regarding the correction of the error.

Annual Report of Management on Internal Control Over Financial Reporting, page 30

8.	The Staff comments have been noted and we confirm that the Company has indicated on page 41 the framework used to perform its assessment of its internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended June 30, 209

Legal Proceedings, page 9

9.
The Staff comments have been noted and we confirm that the Company has revised its disclosure about the matters described under Legal Proceedings on page 9 to comply with Part 1, Item 1 of Form 10-Q and Item 103 of Regulation S-K.

Securities and Exchange Commission
November 18, 2009

Engineering Comments

Properties, page 13

10.	The Staff comments have been noted and we confirm that the Company has revised its disclosure for each of its properties starting on page 14 in accordance with the Staff comments.

11.
The Staff comments have been noted and we confirm that the Company has revised its disclosure to include the information required under paragraph (b) of Industry Guide 7 for all of its material properties starting on page 14 and has included a statement clarifying its intentions with respect to the properties that are not material on page 23.

Project Highlights, page 14

12.	The Staff comments have been noted and we confirm that the Company has removed the terminology of “ore-grade mineralization” from its filing.

13.
The Staff comments have been noted and we confirm that the Company has disclosed the mineralization cutoff as 300 ppm or a 0.03% U3O8 concentration, which is equivalent to 0.60 pounds per ton on page 16.  In addition, the Company has disclosed that this value is an exploration target and the factors which determine the economic value.

Exploration Programs, page 16

14.
The Staff comments have been noted and we confirm that the Company has removed its references to background radiation in its disclosure starting on page 20 and that it has disclosed that uranium minerals are not the only mineral that may be radioactive on page 21.

Geology, page 18

15.
The Staff comments have been noted and we confirm that the Company has starting on page 22 removed information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near its properties, and that the Company has described only geology, history, or exploration results that are directly related to the properties that it has the right to explore or mine.

History, page 19

16.	The Staff comments have been noted and we confirm that the Company has revised its disclosure under the Properties section in accordance with the Staff comments and guidance.

Securities and Exchange Commission
November 18, 2009

We trust that each of the foregoing and the enclosed copies of the black-lined Annual Report and Quarterly Report are clear and satisfy the comments of the Staff in the SEC letter.  However, should the SEC have any further questions or comments, please do not hesitate to contact the writer at any time.

On behalf of the Company, we sincerely thank and appreciate the SEC’s prompt attention to and ongoing cooperation in this matter.

Yours very truly,

JENSEN LUNNY MACINNES
LAW CORPORATION
Per:

/s/ Mike Shannon
MICHAEL T. SHANNON